FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.
Exact Name of Registrant as Specified in Charter

0000946812
Registrant CIK Number

Form 8-K, February 25, 2004, Series 2004-AC1

333-91334

Name of Person Filing the Document
(If Other than the Registrant)



04009511

PROCESSED

MAR 03 2004

THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: _____

Name: Joseph T. Jurkowski, Jr.

Title: Vice President

Dated: February 25, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

New Issue Computational Materials

$245,196,772 (Approximately)

Asset-Backed Certificates,
Series 2004-AC1

Bear Stearns Asset Backed Securities, Inc.
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

February 18, 2004

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	$145,408,000	59.30%	20.70%	5.125% Fixed (d)(e)	3.868	03/25/34	Aaa/AAA
A-2	$49,033,000	20.00%	20.70%	Floater (d)(e)(f)	3.868	03/25/34	Aaa/AAA
A-3	(g)	(g)	20.70%	Inverse Floater (d)(e)(h)	3.868	03/25/34	Aaa/AAA
M-1	$16,919,000	6.90%	6.55%	Floater (d)(e)(i)	3.868	03/25/34	Aa2/AA
M-2	$16,060,000	6.55%	7.25%	Floater (d)(e)(j)	3.868	03/25/34	A2/A
B	$17,776,772	7.25%	0.00% (k)	Floater (d)(e)(l)	3.868	03/25/34	Baa2/BBB
Total	$245,196,772	100.00%					

Notes:
(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 6% CPR building to 18% CPR in 12 months, and remaining constant at 18% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in February 2014.

(d) See Optional Redemption Definition.

(e) The Class A-2 Certificates will be subject to a cap equal to 8.00% (plus the amount of the Rate Increase, if any) and a floor equal to 0.50%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-3 Certificates will be subject to a cap equal to 7.50% and a floor equal to 0.00%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-1, Class A-2 and Class A-3 Certificates will be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans, calculated based on an assumed certificate (the "Assumed Certificate") with a principal balance equal to the aggregate Certificate Principal Balance of the Class A-1 and Class A-2 Certificates and a fixed pass-through rate of 5.85% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.85% per annum (or, after the 20% Clean-Up Call Date, 6.35% per annum), the amount of the net wac shortfall which would occur with respect to the Assumed Certificate will be allocated among the Class A-1, Class A-2 and Class A-3 Certificates in proportion to their current entitlements to interest calculated without regard to this cap. The Class M-1 Certificates, Class M-2 Certificates and Class B Certificates will be subject to a cap equal to the lesser of 11.00% and the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class A-2 Certificates will be a floating rate based on One Month LIBOR + 0.50% (per annum).

(g) The Class A-3 Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class A-3 Certificates will accrue interest on their notional amount. The notional amount of the Class A-3 Certificates will be equal to the certificate balance of the Class A-2 Certificates.

(h) The pass-through rate for the Class A-3 Certificates will be an inverse floating rate based on 7.50% (per annum) minus One Month LIBOR.

(i) The pass-through rate for the Class M-1 Certificates will be a floating rate based on One Month LIBOR + 0.60% (per annum).

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

(j) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + 1.25% (per annum).

(k) Credit Enhancement for the Class B Certificates will be available from the Overcollateralized Amount, which is expected to be 0.00% initially, growing to 1.40% of the original aggregate stated principal balance of the mortgage loans.

(l) The pass-through rate for the Class B Certificates will be a floating rate based on One Month LIBOR + 2.00% (per annum).

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $245,196,772.
- The mortgage loans were primarily originated by Ivy (approximately 30%) and National City (approximately 11%), with approximately forty four other originators totaling approximately 59% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is final and based upon information as of February 1, 2004.

THE STRUCTURE

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A Certificates
The Class A-1 Certificates will be fixed rate senior securities and the Class A-2 and Class A-3 Certificates will be floating rate senior securities.

Class M-1 Certificates
The Class M-1 Certificates will be issued as floating rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates
The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Class B Certificates
The Class B Certificates will be issued as floating rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Non-offered Certificates
The Class P, Class C and the Class R Certificates.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

Summary of Terms

Depositor: Bear Stearns Asset Backed Securities, Inc.

Seller: EMC Mortgage Corporation.

Master Servicer: Wells Fargo Bank Minnesota, National Association.

Servicers: Cendant (approximately 1%), EMC Mortgage Corp. (approximately 79%), GMAC (approximately 1%), HSBC (approximately 1%), National City (approximately 10%) and Waterfield (approximately 8%).

Originators: Ivy (30%) and National City (11%) and approximately 44 others.

Sole Manager: Bear, Stearns & Co. Inc.

Trustee: US Bank Corporate Trust Services

Cut-off Date: February 1, 2004

Closing Date: On or about February 27, 2004

Distribution Date: 25th day of each month (or the next business day), commencing in March 2004

Optional Redemption: At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in February 2014.

In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through rate on the Class A-1, Class A-2, Class M-1, Class M-2, Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, 0.50% per annum for the Class A-1 Certificates and Class A-2 Certificates, 0.30% per annum for the Class M-1 Certificates, 0.625% per annum for the Class M-2 Certificates and 1.00% for the Class B Certificates; or (B) on the Distribution Date in February 2014, 0.50% per annum for the Class A-1 Certificates and Class A-2 Certificates, 0.30% per annum for the Class M-1 Certificates, 0.625% per annum for the Class M-2 Certificates, and 1.00% for the Class B Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in February 2014, thereafter all net monthly excess cashflow will be paid as principal to the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, and Class B Certificates, pro rata, until their balances are reduced to zero.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

20% Clean-Up Call Date:	The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.
Available Distribution Amount:	For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees and Master Servicing Fees.
Net WAC Rate:	For each Distribution Date, (a) with respect to the Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates, the Net WAC Rate will be equal to the related pass-through rate determined without regard to the Net WAC Rate, reduced as follows. The reduction for the Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates will be based on an assumed certificate (the "Assumed Certificate") with a principal balance equal to the aggregate Certificate Principal Balance of the Class A-1 and Class A-2 Certificates and a fixed pass-through rate of 5.85% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.85% per annum (or, after the 20% Clean-Up Call Date, 6.35% per annum), the amount of the net wac shortfall which would occur with respect to the Assumed Certificate will be allocated among the Class A-1, Class A-2 and Class A-3 Certificates in proportion to their current entitlements to interest calculated without regard to this cap, (b) with respect to the Class M-1 Certificates, Class M-2 Certificates and Class B Certificates, a per annum rate equal to the lesser of (i) 11.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.
Pass-Through Rates:	The pass-through rate for the Class A-1 Certificates will be the per annum fixed rate, subject to adjustment as described above under Net WAC Rate. The pass-through rate for the Class A-2 Certificates will be the per annum floating rate, subject to a cap of 8.00% per annum and a floor of 0.50% per annum, and subject to adjustment as described above under Net WAC Rate. The pass-through rate for the Class A-3 Certificates will be the per annum floating rate, subject to a cap of 7.50% per annum and a floor of 0.00% per annum, and subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class M-1 Certificates, Class M-2 Certificates and Class B Certificates will be the least of (i) the per annum floating rates, (ii) 11.00% per annum and (iii) the related Net WAC Rate.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

Interest Payments:	On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the offered certificates (other than the Class A-2, Class A-3, Class M-1, Class M-2 and Class B Certificates) will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class A-2, Class A-3, Class M-1, Class M-2 and Class B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class A-2, Class A-3, Class M-1, Class M-2 and Class B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the offered certificates (other than the Class A-2 Certificates, Class A-3 Certificates, Class M-1, Class M-2 Certificates, Class B Certificates) based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class A-2 Certificates, Class A-3 Certificates, Class M-1, Class M-2 Certificates and Class B Certificates based on a 360-day year and the actual number of days elapsed during the related accrual period.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

Monthly Interest Distributable Amount:

For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments:

On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance:

With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior Due Period.

Certificate Principal Balance:

With respect to any offered certificate as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates and Class B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein.

Principal Distribution Amount:

With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount:

With respect to any Distribution Date the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount:

With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in February 2014, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;

2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and

3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:
1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A-1, Class A-2 and Class A-3 Certificates;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates; and
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B Certificates.

On any Distribution Date, any Relief Act Shortfalls and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates on a pro rata basis based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class A-1, Class A-2, Class M-1, Class M-2 and Class B Certificates will be paid on a pro rata basis.

Net Monthly Excess Cashflow:
1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates and then to the holders of Class B Certificates, to the extent not previously reimbursed;
3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates; and
5. Payment of any allocated realized loss amount to the holders of the Class B Certificates.

Realized Losses:

Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

Allocation of Losses:	Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class B Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.
	Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.
Allocated Realized Loss Amount:	With respect to the Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.
Overcollateralization Increase Amount:	For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).
Overcollateralized Amount:	For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the Certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).
Overcollateralization Release Amount:	With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Credit Enhancement:	• Subordination: Initially, 20.70% for the Class A Certificates; 6.55% for the Class M-1 Certificates, 7.25% for the Class M-2 Certificates; and the Overcollateralized Amount (0.00% initially, growing to 1.40%), for the Class B Certificates.
	• Overcollateralization Target Amount: 1.40% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.
Monthly Fees:	Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of 0.02% per annum, payable monthly; LPMI Fee Rate of 0.0002% (weighted average initially) per annum, payable monthly.
P&I Advances:	Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.
Registration:	The offered certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

BEAR STEARNS

**Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1**

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF
THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.**

	Total Pool
Pool Principal Balance	$710,188,212
Average Balance	$213,912
Range of Balances	$25,773 - $2,394,781
% Conforming Balance	58.67%
WA Gross WAC	6.6874%
Range of Gross WAC	4.5000% - 9.9500%
WAM (mos)	339
WA Age (mos)	3
WA Original Term (mos)	342
Balloon / Fully Amortizing	2.70% / 97.30%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	699
Below 600	1.85%
600 to 619	2.09%
620 to 639	8.21%
640 to 659	11.66%
660 to 679	12.92%
680 to 699	15.48%
700 to 749	27.75%
750 and above	19.42%
Not Available	0.61%
LTV	
Weighted Average	76.78%
0.01% to 50.00%	5.27%
50.01% to 60.00%	7.21%
60.01% to 70.00%	12.66%
70.01% to 80.00%	50.13%
80.01% to 90.00%	13.21%
90.01% to 95.00%	8.87%
95.01% to 100.00%	2.64%
% with LTV's > 80%	24.73%
% of those loans over 80% LTV with MI	78.14%
Insurance	
Conventional MI	19.57%
Non-MI	80.43%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Property Type	
Single Family	69.14%
PUD	12.79%
Two to Four Family	12.95%
Condominium	4.78%
Manufactured Home	0.01%
Co-Op	0.09%
Townhouse	0.22%
Occupancy Status	
Owner Occupied	81.03%
Investor Property	16.01%
Second Home	2.95%
Loan Purpose	
Purchase Money	48.97%
Cash-Out Refinance	34.03%
Rate/Term Refinance	17.00%
Documentation Type	
Full/Alternative	17.71%
Stated Income	44.16%
Stated/Stated	8.35%
No Ratio	10.82%
No Income/No Asset	18.96%
Geographic Concentration	
California	27.57%
Northern CA	9.63%
Southern CA	17.93%
New York	9.29%
Florida	7.97%
New Jersey	7.72%
Prepayment Penalties	
None	85.81%
6 Months	0.26%
1 Year	1.26%
2 Year	0.12%
3 Year	5.96%
5 Year	6.59%

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

Sample Pricing Scenario - Net Monthly Excess Cashflow (Basis Points)

Date	Excess (bps)
Mar-04	179
Apr-04	174
May-04	176
Jun-04	175
Jul-04	178
Aug-04	177
Sep-04	178
Oct-04	180
Nov-04	180
Dec-04	182
Jan-05	181
Feb-05	181
Mar-05	187
Apr-05	182
May-05	184
Jun-05	182
Jul-05	184
Aug-05	183
Sep-05	183
Oct-05	185
Nov-05	183
Dec-05	185
Jan-06	183
Feb-06	184
Mar-06	189
Apr-06	184
May-06	186
Jun-06	184
Jul-06	186
Aug-06	185
Sep-06	185
Oct-06	187
Nov-06	186
Dec-06	187
Jan-07	186
Feb-07	186
Mar-07	191
Apr-07	187

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1

Date	Excess (bps)
May-07	189
Jun-07	187
Jul-07	189
Aug-07	188
Sep-07	188
Oct-07	190
Nov-07	189
Dec-07	191
Jan-08	189
Feb-08	190
Mar-08	193
Apr-08	190
May-08	192
Jun-08	191
Jul-08	193
Aug-08	192
Sep-08	192
Oct-08	194
Nov-08	193
Dec-08	195
Jan-09	193
Feb-09	194
Mar-09	199
Apr-09	194
May-09	196
Jun-09	195
Jul-09	197
Aug-09	196
Sep-09	196
Oct-09	198
Nov-09	197
Dec-09	199
Jan-10	198
Feb-10	199
Mar-10	204
Apr-10	200
May-10	202
Jun-10	201

BEAR STEARNS

**Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-AC1**

Date	Excess (bps)
Jul-10	203
Aug-10	202
Sep-10	202
Oct-10	204
Nov-10	203
Dec-10	205
Jan-11	204
Feb-11	205
Mar-11	210
Apr-11	206
May-11	208
Jun-11	207
Jul-11	210
Aug-11	209
Sept-11	209
Oct-11	211
Nov-11	211

Bear Stearns & Co., Inc
dcalamari

FASTrader
BSABS-04AC1 A1 (A-1)

02/25/2004
11:37
Page 1 of 1

Settlement Date: 2/27/2004   Valuation Date: 2/25/2004   Yield Curve: USD Swap

Results

1M_LIB Prepay		1.10000 0% CPR	1.10000 DOUG-04AC1/V50 ACPR	1.10000 DOUG-04AC1/V100 ACPR	1.10000 DOUG-04AC1/V150 ACPR	1.10000 DOUG-04AC1/V200 ACPR
Price 100:13+	Yield	5.27	5.11	5.02	4.94	4.85
Price 100:17+	Yield	5.26	5.09	4.98	4.89	4.79
Price 100:21+	Yield	5.25	5.07	4.95	4.84	4.73
Price 100:25+	Yield	5.23	5.05	4.91	4.80	4.67
Price 100:29+	Yield	5.22	5.03	4.88	4.75	4.61
Price 101:1+	Yield	5.21	5.00	4.85	4.70	4.54
Price 101:5+	Yield	5.20	4.98	4.81	4.65	4.48

Vector Name	Vector Description
DOUG-04AC1/V100	**SEE ATTACHED**
DOUG-04AC1/V150	**SEE ATTACHED**
DOUG-04AC1/V200	**SEE ATTACHED**
DOUG-04AC1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC1 A1 (A-1)	100.00	149,075,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

DOUG-04AC1 A1 (A-1)

		Pricing
Dated Date:	2/1/04	WAC: .00
Trade Date:	1/1/01	WAM: .00
Settle Date:	2/27/04	Type:
Date of 1st CF:	3/25/04	Collateral
Pmts Per Year:		GROUP: ALL
Manager:	BEARS	CNWAC: .00
Face:	245,196,771.00	CGWAC: .00
Speed Assumpt.:		Range: .00 - .00
Monthly Prepayment		CWAM: 1/1/01
Date PSA CPR		Range: 1/1/01 - 1/1/01
		Av. Age: .00

Cumulative Prepayment
Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	A1		
Cusip:		P-Des:	A1
		Description:	Prorata(A)
Orig. Bal:	149,075,000.00	Current Bal:	149,075,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.13	Cpn Mult.:	
Cap:		Floor:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.12	1.17	1.36	1.98	2.55	3.00	3.36	3.65	3.89
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.09	4.25	4.40	4.51	4.63	4.71	4.80	4.88	5.10	5.20

Bear Stearns & Co., Inc

dcalamari

FASTrader

BSABS-04AC1 A2 (A-2)

02/25/2004

11:40

Page 1 of 1

Settlement Date: 2/27/2004   Valuation Date: 2/25/2004   Yield Curve: USD Swap

Results

1M_LIB Prepay		1.10000 0% CPR	1.10000 DOUG-04AC1/V50 ACPR	1.10000 DOUG-04AC1/V100 ACPR	1.10000 DOUG-04AC1/V150 ACPR	1.10000 DOUG-04AC1/V200 ACPR
Price 99:20	Yield	1.84	1.75	1.75	1.80	1.84
Price 99:24	Yield	1.83	1.73	1.72	1.75	1.79
Price 99:28	Yield	1.82	1.71	1.69	1.71	1.73
Price 100: 0	Yield	1.81	1.69	1.66	1.67	1.67
Price 100: 4	Yield	1.80	1.68	1.63	1.62	1.61
Price 100: 8	Yield	1.79	1.66	1.60	1.58	1.55
Price 100:12	Yield	1.78	1.64	1.57	1.53	1.49

Vector Name	Vector Description
DOUG-04AC1/V100	**SEE ATTACHED**
DOUG-04AC1/V150	**SEE ATTACHED**
DOUG-04AC1/V200	**SEE ATTACHED**
DOUG-04AC1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC1 A2 (A-2)	100.00	50,270,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

DOUG-04AC1 A2 (A-2)

Dated Date:	2/1/04
Trade Date:	1/1/01
Settle Date:	2/27/04
Date of 1st CF:	3/25/04
Pmts Per Year:	
Manager:	BEARS
Face:	245,196,771.00

Pricing
WAC: .00
WAM: .00
Type:

Collateral
GROUP: ALL
CNWAC: .00
CGWAC: .00

Speed Assumpt:
Monthly Prepayment
Date PSA CPR
Range: .00 - .00
CWAM: 1/1/01
Range: 1/1/01 - 1/1/01
Av. Age: .00

Cumulative Prepayment
Date PSA CPR
1 Mo .00
3 Mo .00
6 Mo .00
12 Mo .00

Deal Comments

Tranche Details
Des: A2   P-Des: A2
Cusip: Description: Floater
Orig. Bal: 50,270,000.00   Current Bal: 50,270,000.00
Factor: 1.00   As of: 1/1/01
Coupon: 1.60   Cpn Mult:
Cap: Floor:
Last Reset: 1/1/01   Next Reset: 3/23/04
Delay Days: 0   Stated Mat:
Current Pac: Original Pac:
S&P: Fitch:
Moody: Duff:

Coupon Formulas

Formula
1.0000 x 1-mo LIBOR + 0.5000 Cap 8.0000 @ 7.5000 Floor 0.5000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.12	1.17	1.36	1.98	2.55	3.00	3.36	3.65	3.89
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.09	4.26	4.40	4.52	4.63	4.72	4.80	4.88	5.10	5.20

Bear Stearns & Co., Inc
dcalamari

FASTrader
BSABS-04AC1 A3 (A-3)

Settlement Date: 2/27/2004   Valuation Date: 2/25/2004   Yield Curve: USD Swap

Results

1M_LIB Prepay	1.10000 0% CPR	1.10000 DOUG-04AC1/V50 ACPR	1.10000 DOUG-04AC1/V100 ACPR	1.10000 DOUG-04AC1/V150 ACPR	1.10000 DOUG-04AC1/V200 ACPR
Price 7: 8+ Yield	102.87	91.30	79.14	66.26	52.43
Price 7:12+ Yield	100.78	89.25	77.14	64.30	50.51
Price 7:16+ Yield	98.77	87.29	75.22	62.41	48.65
Price 7:20+ Yield	96.84	85.40	73.37	60.60	46.87
Price 7:24+ Yield	94.98	83.58	71.59	58.85	45.15
Price 7:28+ Yield	93.19	81.83	69.88	57.17	43.50
Price 8: 0+ Yield	91.47	80.14	68.22	55.55	41.90

Vector Name	Vector Description
DOUG-04AC1/V100	**SEE ATTACHED**
DOUG-04AC1/V150	**SEE ATTACHED**
DOUG-04AC1/V200	**SEE ATTACHED**
DOUG-04AC1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC1 A3 (A-3)	100.00	50,270,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

DOUG-04AC1A3(A-3)

		Pricing
Dated Date:	2/1/04	WAC: .00
Trade Date:	1/1/01	WAM: .00
Settle Date:	2/27/04	
Date of 1st CF:	3/25/04	Type:
Pmts Per Year:		Collateral
Manager:	BEARS	GROUP: ALL
Face:	245,196,771.00	CNWAC: .00
Speed Assumpt:		CGWAC: .00

Monthly Prepayment: Range: .00 - .00
Date PSA CPR : CWAM: 1/1/01
Range: 1/1/01 - 1/1/01
Av. Age: .00

Cumulative Prepayment
Date	PSA	CPR
1 Mo		.00
3 Mo		.00
6 Mo		.00
12 Mo		.00

Deal Comments
Tranche Details

Des:	A3	P-Des:	A3
Cusip:		Description:	Inverse
Orig. Bal:	50,270,000.00	Current Bal:	50,270,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	6.40	Cpn Mult:	
Cap:		Floor:	
Last Reset:	1/1/01	Next Reset:	3/23/04
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
-1.0000 x 1-mo LIBOR + 7.5000 Cap 7.5000 @ 0.0000 Floor 0.0000 @ 7.5000

	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
USD Swap	1.09	1.12	1.17	1.36	1.98	2.55	3.00	3.36	3.65	3.89

	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
USD Swap	4.09	4.26	4.40	4.52	4.63	4.72	4.80	4.88	5.10	5.21

Bear Stearns & Co., Inc
dcalamari

FASTrader
BSABS-04AC1 B (B)

Settlement Date: 2/27/2004   Valuation Date: 2/25/2004   Yield Curve: USD Swap

Results

	1M_LIB		1.10000	1.10000	1.10000	1.10000
	Prepay	0% CPR	DOUG-04AC1/V50 ACPR	DOUG-04AC1/V100 ACPR	DOUG-04AC1/V150 ACPR	DOUG-04AC1/V200 ACPR
Price 99:20 Yield		3.34	3.17	3.15	3.20	3.25
Price 99:24 Yield		3.33	3.15	3.12	3.16	3.19
Price 99:28 Yield		3.32	3.13	3.09	3.11	3.13
Price 100:0 Yield		3.31	3.11	3.05	3.07	3.07
Price 100:4 Yield		3.30	3.09	3.02	3.02	3.01
Price 100:8 Yield		3.29	3.07	2.99	2.97	2.95
Price 100:12 Yield		3.28	3.05	2.96	2.93	2.89

Vector Name	Vector Description
DOUG-04AC1/V100	**SEE ATTACHED**
DOUG-04AC1/V150	**SEE ATTACHED**
DOUG-04AC1/V200	**SEE ATTACHED**
DOUG-04AC1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC1 B (B)	100.00	12,872,771.81

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

DOUG-04AC1 B (B)

			Pricing
Dated Date:	2/1/04	WAC:	.00
Trade Date:	1/1/01	WAM:	.00
Settle Date:	2/27/04	Type:	
Date of 1st CF:	3/25/04	Collateral	
Pmts Per Year:		GROUP:	ALL
Manager:	BEARS	CNWAC:	.00
Face:	245,196,771.00	CGWAC:	.00
Speed Assumpt.:		Range:	.00 - .00
Monthly Prepayment		CWAM:	1/1/01
Date PSA CPR		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo		.00
3 Mo		.00
6 Mo		.00
12 Mo		.00

Deal Comments
Tranche Details

Des:	B	P-Des:	B
Cusip:		Description:	
Orig. Bal:	12,872,771.81	Current Bal:	12,872,771.81
Factor:	1.00	As of:	1/1/01
Coupon:	2.90	Cpn Mult:	
Cap:		Floor:	
Last Reset:	12/23/03	Next Reset:	12/23/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula
1.0000 x 1-mo LIBOR + 1.8000 Cap 11.0000 @ 9.2000 Floor 1.8000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.12	1.17	1.36	1.98	2.54	2.99	3.36	3.65	3.89

USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.09	4.26	4.40	4.52	4.63	4.72	4.80	4.89	5.11	5.21

FASTrader
BSABS-04AC1 M1 (M-1)

Settlement Date: 2/27/2004   Valuation Date: 2/25/2004   Yield Curve: USD Swap

Results

		1.10000	1.10000	1.10000	1.10000	1.10000
1M_LIB		DOUG-04AC1/V50 ACPR	DOUG-04AC1/V100 ACPR	DOUG-04AC1/V150 ACPR	DOUG-04AC1/V200 ACPR	
Prepay		0% CPR				
Price 99:20	Yield	1.83	1.79	1.80	1.85	1.89
Price 99:24	Yield	1.82	1.77	1.77	1.80	1.83
Price 99:28	Yield	1.81	1.75	1.74	1.76	1.78
Price 100: 0	Yield	1.80	1.73	1.71	1.72	1.72
Price 100: 4	Yield	1.79	1.71	1.68	1.67	1.66
Price 100: 8	Yield	1.79	1.70	1.65	1.63	1.60
Price 100:12	Yield	1.78	1.68	1.62	1.58	1.54

Vector Name	Vector Description
DOUG-04AC1/V100	**SEE ATTACHED**
DOUG-04AC1/V150	**SEE ATTACHED**
DOUG-04AC1/V200	**SEE ATTACHED**
DOUG-04AC1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC1 M1 (M-1)	100.00	15,202,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

DOUG-04AC1 M1 (M-1)

Pricing

Dated Date:	2/1/04
Trade Date:	1/1/01
Settle Date:	2/27/04
Date of 1st CF:	3/25/04
Pmts Per Year:	
Manager:	BEARS
Face:	245,196,771.00
Spread Assumpt.:	

WAC: .00
WAM: .00

Type: Collateral
GROUP: ALL
CNWAC: .00
CGWAC: .00

Monthly Prepayment
Range: .00 - .00

Date   PSA   CPR
CWAM: 1/1/01
Range: 1/1/01 - 1/1/01
Av. Age: .00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	M1	P-Des:	M1
Cusip:		Description:	
Orig. Bal:	15,202,000.00	Current Bal:	15,202,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.65	Cpn Mult.:	
Cap:		Floor:	
Last Reset:	1/23/03	Next Reset:	1/23/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x 1-mo LIBOR + 0.5500   Cap 11.0000 @ 10.4500   Floor 0.5500 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.12	1.17	1.36	1.97	2.55	3.00	3.36	3.65	3.89
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.09	4.26	4.40	4.52	4.63	4.72	4.80	4.89	5.11	5.21

FASTrader

Bear Stearns & Co., Inc
dcalamari

BSABS-04AC1 M2 (M-2)

Settlement Date: 2/27/2004   Valuation Date: 2/25/2004   Yield Curve: USD Swap

Results

			1.10000	1.10000	1.10000	1.10000	1.10000	1.10000
	1M_LIB		DOUG-04AC1/V50 ACPR	DOUG-04AC1/V100 ACPR	DOUG-04AC1/V150 ACPR	DOUG-04AC1/V200 ACPR		
	Prepay		0% CPR					
Price	99:20	Yield	2.51	2.40	2.40	2.45	2.49	
Price	99:24	Yield	2.50	2.38	2.37	2.40	2.43	
Price	99:28	Yield	2.49	2.36	2.34	2.36	2.37	
Price	100: 0	Yield	2.48	2.34	2.31	2.31	2.32	
Price	100: 4	Yield	2.47	2.33	2.28	2.27	2.26	
Price	100: 8	Yield	2.46	2.31	2.24	2.22	2.20	
Price	100:12	Yield	2.45	2.29	2.21	2.18	2.14	

Vector Name	Vector Description
DOUG-04AC1/V100	**SEE ATTACHED**
DOUG-04AC1/V150	**SEE ATTACHED**
DOUG-04AC1/V200	**SEE ATTACHED**
DOUG-04AC1/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC1 M2 (M-2)	100.00	17,777,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

DOUG-04AC1 M2 (M-2)

Dated Date:	2/1/04
Trade Date:	1/1/01
Settle Date:	2/27/04
Date of 1st CF:	3/25/04
Pmts Per Year:	
Manager:	BEARS
Face:	245,196,771.00
Speed Assumpt.:	
Monthly Prepayment	
Date PSA CPR	

Pricing
WAC: .00
WAM: .00

Collateral
GROUP:	ALL
CNWAC:	.00
CGWAC:	.00
Range:	.00 - .00
CWAM:	1/1/01
Range:	1/1/01 - 1/1/01
Av. Age:	.00

Cumulative Prepayment
Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details
Des:	M2	P.Des:	M2
Cusip:		Description:	
Orig. Bal:	17,777,000.00	Current Bal:	17,777,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	2.20	Cpn Mult.:	
Cap:		Floor:	
Last Reset:	1/23/03	Next Reset:	1/23/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Formula
1.0000 x 1-mo LIBOR + 1.0000   Cap 11.0000 @ 9.9000 Floor 1.1000 @ 0.0000

Coupon Formulas

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.12	1.17	1.36	1.98	2.55	2.99	3.36	3.65	3.89
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.09	4.25	4.40	4.52	4.63	4.72	4.80	4.88	5.10	5.21